UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

July 1, 2013	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 1, 2013, Xyratex Ltd (the “Company”) announced the appointment of Kenneth Traub as a Class III director of the Company’s Board of Directors (the “Board”), effective immediately, with a term expiring at the Company’s 2014 annual general meeting of shareholders. Richard Pearce, who was previously serving as a Class III director, was redesignated as a Class II director, with a term expiring at the Company’s 2015 annual general meeting of shareholders.

Mr. Traub was appointed to the Board pursuant to an Investor Agreement, dated April 2, 2013, between the Company, Baker Street Capital Management, LLC, Vadim Perelman and Mr. Traub, a copy of which was filed as Exhibit 10.1 to the Company’s Report on Form 6-K dated April 2, 2013.

Incorporation by Reference

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2012 (File No. 333-184997), Form S-8 filed with the Securities and Exchange Commission on September 28, 2010 (File No. 333-169612), Form S-8 filed with the Securities and Exchange Commission on November 9, 2006 (File No. 333-138570), Form S-8 filed with the Securities and Exchange Commission on May 25, 2005 (File No. 333-125244), Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116811), Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116810) and Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116808).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: July 1, 2013	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer